Exhibit 4.48

Norwegian Shipbrokers’ Association’s Memorandum of Agreement for sale and purchase of ships. Adopted by BIMCO in 1956. Code-name SALEFORM 2012 Revised 1966, 1983 and 1986/87, 1993 and 2012

MEMORANDUM OF AGREEMENT

Dated: 22 December 2017

Aenaos Product Carriers SA, 80 Broad Street, Monrovia, Liberia (Name of sellers), hereinafter called the “Sellers”, have agreed to sell, and

Chelsea Shipping Corp., of 26th Floor Fort Legend Tower 3RD Avenue Corner 31st Street Bonifacio Global City, Taguig 1634, Manila, Philippines or for a company to be nominated as buyer (Name of buyers), hereinafter called the “Buyers”, have agreed to buy:

Name of vessel: “ARISTOTELIS”

IMO Number: 9633501

Classification Society: Lloyds Register

Class Notation: +100A1, Double Hull Oil and Chemical Tanker, Ship Type 2 & 3, CSR, ESP, Ship Right (CM, ACS(B)), *IWS, LI, SPM4, EP(Bt, P, Vc) +LMC, IGS, UMS Descriptive notes: COW(LR), ETA, Part Higher Tensile Steel, PL(LR), SBT(LOR), ShipRight(BWMP(S, T), SCM, SERS, IHM)

Year of Build: 2013         Builder/Yard: Hyundai Mipo Dockyard Co., LTD.

Flag: Liberia                   Place of Registration: Monrovia       GT/NT: 29,877/14,127

hereinafter called the “Vessel”, on the following terms and conditions:

Definitions

“Banking Days” are days on which banks are open ~~both~~ in the country of the currency stipulated for the Purchase Price in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8 (Documentation), the Philippines, Germany, Singapore and Greece (add additional jurisdictions as appropriate).

“Buyers’ Nominated Flag State” means Philippines (state flag state).

“Class” means the class notation referred to above.

“Classification Society” means the Society referred to above.

“Deposit” shall have the meaning given in Clause 2 (Deposit).

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

“Deposit Holder” means Holman Fenwick Willan, Singapore, 10 Collyer Quay, #18-01 Ocean Financial Centre, Singapore 049315 (state name and location of Deposit Holder) or, if left blank, the Sellers’ Bank, which shall hold and release the Deposit in accordance with this Agreement.

The Deposit holder to be Sellers nominated bank or a UK Law Firm nominated by the Sellers for Buyers acceptance, such acceptance not to be unreasonably withheld (intention Holman Fenwick Willan, Singapore — Watson Farley Williams, Ince & Co, Reed Smith, Hill Dickinson in the UK and any of the offices abroad are considered as accepted). Buyers to provide all requested ‘Know Your Customer’ (‘KYC’) documentation to the Deposit Holder in a prompt manner and not later than 1 Banking Day after receipt of the relevant request.

“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, e-mail or telefax.

“Parties” means the Sellers and the Buyers.

“Purchase Price” means the price for the Vessel as stated in Clause 1 (Purchase Price).

“Sellers’ Account” means

(state details of bank account) at the Sellers’ Bank.

“Sellers Bank” means HSH Nordbank AG, Hamburg (state name of bank, branch and details) or, if left blank, the bank notified by the Sellers to the Buyers for receipt of the balance of the Purchase Price.

1.	Purchase Price

The Purchase Price is United States Dollars Twenty Nine Million Four Hundred Thousand (USD 29,400,000) (state currency and amount both in words and figures).

2.	Deposit

As security for the correct fulfilment of this Agreement the Buyers shall lodge a deposit of                 % (                 ~~per cent) or, if left blank,~~ 10% (ten per cent)~~,~~ of the Purchase Price (the “Deposit”) in an interest bearing account for the Parties with the Deposit Holder within three (3) Banking Days after the date that:

(i)	this Agreement has been signed and duly notarised and legalised/apostilled as required by the Parties and exchanged in original or by e-mail or telefax; and

(ii)	the Deposit Holder has confirmed in writing to the Parties that the ~~account has been opened~~. escrow agreement between Sellers, Buyers and such Deposit Holder (the “Escrow Agreement”) is executed.

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

The Deposit shall be released in accordance with joint written instructions of the Parties. Interest, if any, shall be credited to the Buyers. Any fee charged for holding and releasing the Deposit shall be borne equally by the Parties. The Parties shall provide to the Deposit Holder all necessary documentation to open and maintain the account without delay.

3.	Payment

On delivery of the Vessel, but not later than three (3) Banking Days after the date that Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and notices) (Date of such notice being inclusive):

(i)	the Deposit shall be released to the Sellers; and

(ii)	the balance of the Purchase Price and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of bank charges to the Sellers’ Account.

4.	Inspection

(a)* The Buyers have inspected and accepted the Vessel’s classification records. The Buyers have also inspected the Vessel at/in Chittagong (state place) on 24th October (state date) and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this. Agreement.

~~(b)* The Buyers shall have the right to inspect the Vessel’s classification records and declare whether same are accepted or not within                                  (state date/period).~~

~~The Sellers shall make the Vessel available for inspection at/in                  (state place/range) within                  (state date/period).~~

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.~~

~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~

~~During the inspection, the Vessel’s desk and engine log books shall be made available for examination by the Buyers.~~

~~The sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided that the Sellers receive written notice of acceptance of the Vessel from the Buyers within seventy two (72) hours after completion of such inspection or after the date/last day of the period stated in Line 59, whichever is earlier.~~

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~Should the Buyers fail to undertake the inspection as scheduled and/or notice of acceptance of the Vessel’s classification records and/or of the Vessel not be received by the Sellers as aforesaid, the Deposit together with interest earned, if any, shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~

~~*4(a) and 4(b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4(a) shall apply.~~

5.	Time and place of delivery and notices

(a) The Vessel shall be delivered and taken over safely afloat at a safe and accessible berth or anchorage at/in Manila, Philippines or Singapore (state place/range) in the Sellers’ option.

Notice of Readiness shall not be tendered before: 7th February 2018 (date)

Cancelling Date (see Clauses 5(c), 6 (a)(i), 6 (a)(iii) and 14): 12th March 2018

(b) The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall provide the Buyers with thirty (30), twenty (20), ten (10), five (5) approximate days and three (3), two (2), one (1) definite days’ notice of the date the Sellers intend to tender Notice of Readiness and of the intended place of delivery.

When the Vessel is at the place of delivery and physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

(c) If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing a new Cancelling Date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 (Sellers’ Default) within ~~three (3) Banking Days~~ 48 hours of receipt of the notice or of accepting the new date as the new Cancelling Date.

If the Buyers have not declared their option within ~~three (3) Banking Days~~ 48 hours of receipt of the Sellers’ notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new Cancelling Date and shall be substituted for the Cancelling Date stipulated in line 79.

If this Agreement is maintained with the new Cancelling Date all other terms and conditions hereof including those contained in Clauses 5(b) and 5(d) shall remain unaltered and in full force and effect.

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

(d) Cancellation, failure to cancel or acceptance of the new Cancelling Date shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers’ Default) for the Vessel not being ready by the original Cancelling Date.

(e) Should the Vessel become an actual, constructive or compromised total loss before delivery the Deposit together with interest earned, if any, shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6.	Divers Inspection / Drydocking

The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification Society at the Delivery Port.

Buyers to declare this option latest within 24 hours from receiving the 20 days approximate notice as per Clause 5 above.

Such Inspection to be attended by a Class surveyor to be arranged by the Sellers at the Sellers’ expense.

The Sellers shall at their cost make the Vessel available for such inspection. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the attending Class Surveyor. If the conditions at the port of delivery are unsuitable for such inspection in the opinion of the attending Class Surveyor, the Sellers shall make the Vessel available at a suitable alternative place near to the delivery port.

a) If damage to underwater parts affecting Vessel’s Class is found which the Classification Society requires to be rectified at the Vessel’s next scheduled dry-dock, the Sellers shall have the option to deliver the vessel without rectifying the damage but paying the Buyers an estimated repair cost, by way of reduction from the purchase price, which amount shall be an average amount reasonably quoted by the Sellers and the Buyers respectively from two (2) reputable repairers in China. In this case, only direct cost to repair such damage shall be for the Sellers’ account, and not to include dry dock dues, docking or un-docking costs. This direct costs is to be deducted from Vessel’s Purchase Price at the time of Delivery. If the Classification Society requires the damage to be repaired earlier than Vessel’s next scheduled drydocking, clauses (b) and (c) to apply:

b) If the Classification Society requires Sellers to carry out afloat repairs of such damages promptly, then the Sellers shall repair such damages afloat at their expense to the satisfaction of Classification Society prior delivery. In this case, the Cancelling Date specified shall be extended by the time necessary for such repairing works.

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

c) If the Classification Society requires to carry out repairs at a drydocking facility, the Sellers shall arrange for the vessel to be repaired at a suitable drydocking facility at their expense. The Buyers have the right to clean and paint the vessel’s bottom and other underwater parts during drydock at their time, risk and expenses without interference to the Sellers’ works subject to prior consent of the Sellers, which not to be unreasonably withheld.

In the event that the Sellers’ works are completed prior to the Buyers’ completion of their works, if any, the Sellers have the right to tender a Notice of Readiness for delivery whilst the Vessel is in drydock and deliver the vessel in drydock, and the Buyers shall be obliged to take delivery of the Vessel, whether the Vessel is in drydock or not.

If there are no suitable drydocking facilities within the delivery range as per Clause 5(b) herein, the Sellers shall drydock the Vessel in an alternative port, which shall become for the purpose of this clause the new delivery port. In such event the Cancelling Date as per Clause 5(b) herein shall be extended by the additional time required for the dry-docking and extra steaming.

~~(a)*~~

~~(i)~~	~~The Buyers shall have the option at their cost and expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. Such option shall be declared latest nine (9) days prior to the Vessel’s intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement. The Sellers shall at their cost and expense make the Vessel available for such inspection. This inspection shall be carried out without undue delay and in the presence of a Classification Society surveyor arranged for by the Sellers and paid for by the Buyers. The Buyers’ representative(s) shall have the right to be present at the diver’s inspection as observer(s) only without interfering with the work or decisions of the Classification Society surveyor. The extent of the inspection and the conditions under which it is performed shall be the satisfaction of the Classification Society. If the conditions at the place of delivery are unsuitable for such inspection, the Sellers shall at their cost and expense make the Vessel available at a suitable alternative place near to the delivery port, in which event the Canceling Date shall be extended by the additional time required for such positioning and the subsequent re-positioning. The Sellers may not tender Notice of Readiness prior to completion of the underwater inspection.~~

~~(ii)~~

~~If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, then (1) unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the~~

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules (2) such defects shall be made good by the Sellers at their cost and expense to the satisfaction of the Classification Society without condition/recommendation** and (3) the Sellers shall pay for the underwater inspection and the Classification Society’s attendance.~~

~~Notwithstanding anything to the contrary in this Agreement, if the Classification Society do not require the aforementioned defects to be rectified before the next class drydocking survey, the Sellers shall be entitled to deliver the Vessel with these defects against a deduction from the Purchase Price of the estimated direct cost (of labour and materials) of carrying out the repairs to the satisfaction of the Classification Society, whereafter the Buyers shall have no further rights whatsoever in respect of the defects and/or repairs. The estimated direct cost of the repairs shall be the average of quotes for the repair work obtained from two reputable independent shipyards at or in the vicinity of the port of delivery, one to be obtained by each of the Parties within two (2) Banking Days from the date of the imposition of the condition/recommendation, unless the Parties agree otherwise. Should either of the Parties fail to obtain such a quote within the stipulated time then the quote duly obtained by the other Party shall be the sole basis for the estimate of the direct repair costs. The Sellers may no tender Notice of Readiness prior to such estimate having been established.~~

~~(iii)~~	~~If the Vessel is to be drydocked pursuant to Clause 6(a)(ii) and no suitable dry-docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5(a). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5(a) which shall, for the purpose of this Clause, become the new port of delivery. In such event the Cancelling Date shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of fourteen (14 days.~~

~~(b)* The Sellers shall place the Vessel in drydock at the port or delivery for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules, If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good at the Sellers’ cost and expense to the satisfaction of the Classification Society without condition/recommendation**. In such event the Sellers are also to pay for the costs and expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society’s fees. The~~

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~Sellers shall also pay for these costs and expenses if parts of the tailshaft system are condemned or found defective or broken so as to affect the Vessel’s class. In all other cases, the Buyers shall pay the aforesaid costs and expenses, dues and fees.~~

~~(c) If the Vessel is drydocked pursuant to Clause 6 (a)(ii) or 6 (b) above:~~

~~(i)~~	~~The Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the option to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society’s rules for tailshaft survey and consistent with the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel’s class, those parts shall be renewed or made good at the Sellers’ cost and expense to the satisfaction of Classification Society without condition/recommendation**.~~

~~(ii)~~	~~The costs and expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out or if parts of the system are condemned or found defective or broken so as to affect the Vessel’s class, in which case the Sellers shall pay these costs and expenses.~~

~~(iii)~~	~~The Buyers’ representative(s) shall have the right to be present in the drydock, as observer(s) only without interfering with the work or decisions of the Classification Society surveyor.~~

~~(iv)~~	~~The Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk, cost and expense without interfering with the Sellers’ or the Classification Society surveyor’s work, if any, and without affecting the Vessel’s timely delivery. If, however, the Buyers’ work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers’ work shall be for the Buyers’ risk, cost and expense. In the event that the Buyers’ work required such additional time, the Sellers may upon completion of the Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and, notwithstanding Clause 5(a), the Buyers shall be obliged to take delivery in accordance with Clause 3 (Payment), whether the Vessel is in drydock or not.~~

~~*6 (a) and 6 (b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 (a) shall apply.~~

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~**Notes or memoranda, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.~~

7.	Spares, bunkers and other items

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore and on order. All spare parts and spare equipment ~~including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s)~~, if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers’ property, but spares on order are excluded. Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

Library and forms exclusively for use in the Sellers’ vessel(s) and captain’s, officers’ and crew’s personal belongings including the slop chest are excluded from the sale without compensation, as well as the following additional items: As below, but to be reconfirmed by Sellers (include list)

1.	Flag Certificates i.e., Registry, Safe Manning and Radio License

2.	All certificates of insurance and financial responsibility, COFR Federal or California Certificates

3.	Safety Management Certificate / SMC

4.	International Ship Security Certificate / ISSC

5.	MLC Certificate (Maritime Labour Certificate)

6.	Declarations to Flag i.e, Company, CSO and DPA.

7.	Engine and Deck Logbooks. (Copies may be given to buyers)

8.	Oil Record Books. (copies for last 6 months of O.R.B. stamped as certified true copies will left on board for buyers)

9.	Garbage Record Book. (Copies stamped as certified true copies will left on board for buyers)

10.	Ship’s stamps

11.	Ship Security Plan and Security File / SMS Manuals / VRP

12.	Masters, Officers and crew personal effects

13.	Hand held VHF radios (not part of GMDSS equipment)

14.	All certificates required by the registration authorities for the purpose of issuing the deletion certificate

15.	Seagull CBT Training equipment

16.	ECDIS (electronic charts), program

17.	Chartco system and ISF Watch-keeper software programs

18.	ISF Watchkeeper software program

19.	Company Mobile Phone

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

20.	IRRIDIUM PILOT SYSTEM

21.	Server

22.	NAS (dlink storage device)

Following may remain on board if requested but Sellers name and contact details to be removed

•	Solas Training Manuals

•	Fire Fighting Training Manuals

•	Ballast Water Management Plan

•	ETA Booklet

Items on board which are on hire or owned by third parties, listed as follows, are excluded from the sale without compensation: As below, but to be reconfirmed by Sellers (include list)

1.	Butterworth portable tank cleaning machines
2.	GAS/OXY/ACETYLENE/MEDICAL OXYGEN/FREON BOTTLES from Wilhelmsen Ship Service of Drew Ameroid

Items on board at the time of inspection which are on hire or owned by third parties, not listed above, shall be replaced or procured by the Sellers prior to delivery at their cost and expense.

The Buyers shall take over remaining bunkers and unused lubricating and hydraulic oils and greases in storage tanks and unopened drums and pay either:

(a) *the actual net price ~~(excluding barging expenses)~~ as evidenced by invoices or vouchers; or

~~(b) *the current net market price (excluding barging expenses) at the port and date of delivery of the Vessel or, if unavailable, at the nearest bunkering port,~~

for the quantities taken over. Bunkers and luboil quantity survey to be mutually performed by Sellers and Buyers representatives at the time of Delivery.

All plans, drawings and instruction manuals which are onboard shall be delivered to the Buyers as they are upon Delivery of the Vessel. All remaining plans, drawings and instructions manuals in the Sellers’ possession shall be forwarded to the Buyers’ designated place after Delivery at Sellers’ account.

Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

“inspection” in this Clause 7, shall mean the Buyers’ inspection according to Clause 4(a) or 4(b) (Inspection), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

~~*(a) and (b) are alternatives, delete whichever is not applicable. In the absence of deletions alternative (a) shall apply.~~

8.	Documentation

The place of closing: Holman Fenwick Willan, Singapore

In exchange for payment of the Purchase Price and all other monies due to the Sellers pursuant to this Agreement, the Sellers shall furnish the Buyers with delivery documents as may be reasonably required by the Buyers, for the purpose of enabling the Buyers to register the Vessel under their ownership wider the flag chosen by the Buyers. All such documents to be listed in an addendum to this Agreement to be prepared by the Buyers and approved by the Sellers as soon as practically possible after the date of this Agreement.

However such addendum not to delay the signing of this Agreement and consequently the payment of the Deposit as per Clause 2 of this Agreement.

~~(a) In exchange for payment of the Purchase Price the Sellers shall provide the Buyers with the following delivery documents:~~

~~(i)~~	~~Legal Bills(s) of Sale in a form recordable in the Buyers’ Nominated Flag State, transferring title of the Vessel and stating that the Vessel is free from all mortgages, encumbrances and maritime liens or any other debts whatsoever, duly notarially attested and legalised or apostilled, as required by the Buyers’ Nominated Flag State;~~

~~(ii)~~	~~Evidence that all necessary corporate, shareholder and other action has been taken by the Sellers to authorise the execution, delivery and performance of this Agreement;~~

~~(iii)~~	~~Power of Attorney of the Sellers appointing one or more representatives to act on behalf of the Sellers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate);~~

~~(iv)~~	~~Certificate or Transcript of Registry issued by the competent authorities of the flag state on the date of delivery evidencing the Sellers’ ownership of the Vessel and that the Vessel is free from registered encumbrances and mortgages, to be faxed or e-mailed by such authority to the closing meeting with the original to be sent to the Buyers as soon as possible after delivery of the Vessel;~~

~~(v)~~	~~Declaration of Class or (depending on the Classification Society) a Class Maintenance Certificate issued within three (3) Bankng Days prior to delivery confirming that the Vessel in Class free of condition/recommendation;~~

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~(iv)~~	~~Certificate of Deletion of the Vessel from the Vessel’s registry or other official evidence of deletion appropriate to the Vessel’s registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately, a written undertaking by the Sellers to effect deletion from the Vessel’s registry forthwith and provide a certificate or other official evidence or deletion to the Buyers promptly and latest within four (4) weeks after the Purchase Price has been paid and the Vessel has been delivered;~~

~~(vii)~~	~~A copy of the Vessel’s Continuous Synopsis Record certifying the date on which the Vessel ceased to be registered with the Vessel’s registry, or, in the event that the registry does not as a matter of practice issue such certificate immediately, a written undertaking from the Sellers to provide the copy of this certificate promptly upon it being issued together with evidence of submission by the Sellers of a duly executed Form 2 stating the date on which the Vessel shall cease to be registered with the Vessel’s registry;~~

~~(vii)~~	~~Commercial invoice for the Vessel;~~

~~(ix)~~	~~Commercial Invoice(s) for bunkers, lubricating and hydraulic oils and greases;~~

~~(x)~~	~~A copy of the Sellers’ letter to their satellite communication provider cancelling the Vessel’s communications contract which is to be sent immediately after delivery of the Vessel;~~

~~(xi)~~	~~Any additional documents as may reasonably be required by the competent authorities of the Buyers’ Nominated Flag State for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement; and~~

~~(xii)~~	~~The Sellers’ letter of confirmation that to the best of their knowledge, the Vessel is not black listed by any nation or international organisation.~~

~~(b) At the time of delivery the Buyers shall provide the Sellers with:~~

~~(i)~~	~~Evidence that all necessary corporate, shareholder and other action has been taken by the Buyers to authorise the execution, delivery and performance of this Agreement; and~~

~~(ii)~~	~~Power of Attorney of the Buyers appointing one or more representatives to act on behalf of the Buyers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate).~~

~~(c) If any of the documents listed in Sub clauses (a) and (b) above are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language.~~

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~(d) The Parties shall to the extent possible exchange copies, drafts or samples of the documents listed in Sub clause (a) and Sub clause (b) above for review and comment by the other party not later than ______ (state number of days), or if left blank, nine (9) days prior to the Vessel’s intended date of readiness for delivery as notified by the Sellers pursuant to~~ Clause 5(b) ~~of this Agreement.~~

~~(e) Concurrent with the exchange of documents in Sub clause (a) and Sub clause (b) above, the Sellers shall also hand to the Buyers the classification certificate(s) as well as all plans, drawings and manuals, (excluding ISM/ISPS manuals), which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers have the right to take copies.~~

~~(f) Other technical documentation which may be in the Seller’s possession shall promptly after delivery be forwarded to the Buyers at their expense, if the so request. The Sellers may keep the Vessel’s log books but the Buyers have the right to take copies of same.~~

~~(g) The Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.~~

9.	Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever, and is not subject to Port State or other administrative detentions. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.	Taxes, fees and expenses

Any taxes, fees and expenses in connection with the purchase and registration in the Buyers’ Nominated Flag State shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ register shall be for the Sellers’ account.

11.	Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted.

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

However, the Vessel shall be delivered free of cargo, free of charter and free of stowaways with her Class maintained without condition/recommendation*, free of average damage affecting the Vessel’s class, and with her classification certificates and national certificates, as well as all other certificates the Vessel had at the time of inspection, valid ~~and unextended~~ without condition/recommendation* by the Classification Society or the relevant authorities at the time of delivery.

“inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4(a) or 4(b) (Inspections), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

*Notes and memoranda, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12.	Name/markings

Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.

13.	Buyers’ default

Should the Deposit not be lodged in accordance with Clause 2 (Deposit), the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.

Should the Purchase Price not be paid in accordance with Clause 3 (Payment), the Sellers have the right to cancel this Agreement, in which case the Deposit together with interest earned, if any, shall be released to the Sellers. If the Deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14.	Sellers’ default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement, the Deposit together with interest earned, if any, shall be released to them immediately.

Should the Sellers fail to give Notice of Readiness by the Cancelling Date or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

15.	Buyers’ representatives

After this Agreement has been signed by the Parties and the Deposit has been lodged, the Buyers have the right to place two (2) representatives on board the Vessel at their sole risk and expense.

These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers and the Buyers’ representatives shall sign the Sellers’ P&I Club’s standard letter of indemnity prior to their embarkation.

16.	Law and Arbitration

~~(a)* This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.~~

~~The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.~~

~~The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint is arbitrator and shall advise the other party accordingly. The award of sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.~~

~~In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.~~

~~(b) *This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the substantive law (not including the choice of law rules) of the State of New York and any dispute arising out of or in~~

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~connection with this Agreement shall be referred to three (3) persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgment may be entered on an award by any court of competent jurisdiction. The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.~~

~~In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc.~~

(c) This Agreement shall be governed by and construed in accordance with the laws of Singapore (state place) and any dispute arising out of or in connection with this Agreement shall be referred to arbitration at Singapore (Singapore Chamber of Maritime Arbitration) (state place), subject to the procedures applicable there.

~~*16(a), 16(b) and 16(c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16(a) shall apply.~~

17.	Notices

All notices to be provided under this Agreement shall be in writing.

Contact details for recipients of notices are as follows:

For the Buyers:

Chryss Alfonsus V. Damuy

Chelsea Shipping Corp.

26th Fl., Fort Legend Tower,

3rd Ave corner 31st St.,

Bonficacio Global City, Taguig City

Tel No. +63 2 4034015

Fax: +63 2 4034022

email: chryss.damuy@chelseashipping.ph

For the Sellers:

C/O Bairactaris Partners

Attn: V. Bairactaris

130 Kolokotroni Street, 100 36 Piraeus, Greece

Tel: +30 210 4264 608

Fax: +30 210 4284 626/7

Email: vbairactaris@bairactaris.com

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

18.	Entire Agreement

The written terms of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto.

Each of the Parties acknowledges that in entering into this Agreement it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this Agreement.

Any terms implied into this Agreement by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made. Nothing in this Clause shall limit or exclude any liability for fraud.

19.	Confidentiality

All negotiations and contens of this Agreement are to be kept strictly private and confidential between the parties involved unless either party is required to disclose information about the sale by law or the Securities Exchange Commission or NASDAQ regulations. Should, however, details of the sale become known or reported on the market, neither the Buyers, nor the Sellers shall have the right to withdraw from the sale or to fail to fulfil their obligations under this Agreement.

20.	Black list

Sellers confirm that to the best of their knowledge the Vessel has not been blacklisted by any state, country, organisation or governmental body whilst in their ownership.

21.	The Buyers understand that the Sellers, be it due to applicable laws or due to internal rules and regulations, is prohibited from conducting transaction, including finance transactions, with the government or any person or entity owned or controlled by the government of Restricted Countries or Restricted Persons.

The Buyers confirm that it has not beneficial ownership or connection with a Restricted Country or Restricted Person and undertakes that they shall not transfer, make use of or provide the benefits of any money, proceeds or services provided by or received to any Restricted Persons or conduct any business activity (such as entering into any ship acquisition agreement and/or any charter agreement) related to the Vessel with any Restricted Persons.

In this Clause:

Restricted Countries mean Iran, Cuba, Myanmar, North Korea, Sudan and Syria and any additional countries notified by the Lender to be Borrowers based on

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

respective sanctions being imposed by the United States Treasury Departments Office of Foreign Assets Control (OFAC) or any of the regulative bodies referred to in the definition of Restricted Persons.

Restricted Persons means persons, entities or any other parties (i) located, domiciled, resident or incorporated in Restricted Countries (ii) subject to any sanction administrated by the United Nations, the European Union, the State Secretariat for Economic Affairs of Switzerland (SECO), OFAC.

For and on behalf of the Sellers		For and on behalf of the Buyers

	/s/ Evangelos Bairactaris		/s/ Chryss Alfonsus V. Damuy
Name:	Evangelos Bairactaris	Name:	Chryss Alfonsus V. Damuy
Title:	Sole Director	Title:	Chief Operating Officer

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

ACKNOWLEDGMENT

REPUBLIC OF THE PHILIPPINES	)
) S.S.

BEFORE ME, a Notary Public for and in the above jurisdiction this                         , personally appeared the following:

Name	Valid ID	Issued on
Chryss Alfonsus V. Damuy	Passport #

known to me and to me known to be the same person who executed the foregoing Memorandum of Agreement and acknowledged to me that the same is their voluntary act and deed and the voluntary act and deed of the corporations which they, respectively, represent.

WITNESS MY HAND AND SEAL on the date and at the place first above written.

Doc. No. ;
Page No. ;
Book No. ;
Series of 2017.

SECRETARY’S CERTIFICATE

CHELSEA SHIPPING CORP.

REPUBLIC OF THE PHILIPPINES	)
TAGUIG CITY	) S.S.

I, MA. HENEDINA V. SAN JUAN, of legal age, Filipino, with office address at 26th Floor, Fort Legend Tower, 3rd Avenue corner 31st Street, Bonifacio Global City, Taguig City, after being duly sworn in accordance with law, hereby depose and state:

1. I am the Corporate Secretary of CHELSEA SHIPPING CORP. (the “Corporation”), a corporation duly organized and existing under Philippine laws with principal office address located at Stella Hizon Reyes Road, Bo. Pampanga, Lanang, Davao City

2. As Corporate Secretary, I take down the Minutes of the meetings of the stockholders and of the Board of Directors of the Corporation;

3. At the meeting of the Board of Directors of the Corporation held on 11 December 2017, wherein a quorum was present and acted throughout, the following Resolution was unanimously approved and adopted:

“RESOLVED, That the Corporation be, as it is hereby authorized to purchase the vessel MT “Aristotelis” from Aenos Product Carriers SA for the amount of US$29,400,000.00;

RESOLVED FURTHER, That the Chief Operating Officer of the Corporation, CHRYSS ALFONSUS V. DAMUY, is hereby designated as the Corporation’s authorized representative to execute and sign the Memorandum of Agreement, and all other documents necessary to implement the foregoing Resolution.”

4. The above Resolution has not been modified and is still in full force and effect.

IN WITNESS WHEREOF, I have hereunto affixed my signature on this 22 day of December 2017 at Taguig City.

/s/ MA. Henedina V. San Juan

MA. HENEDINA V. SAN JUAN
Corporate Secretary

SUBSCRIBED AND SWORN to before me this 22 day of December 2017 at Taguig City, affiant exhibited to me her Driver’s License # NO6-84-035705 valid until 1 September 2022.

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

Doc. No. 145;

Page No. 30;

Book No. 93;

Series of 2017.

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.